FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2006 together with Independent Accountant´s Limited Review Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 TOGETHER WITH INDEPENDENT ACCOUNTANTS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	03-31-2006	12-31-2005
ASSETS

CASH AND DUE FROM BANKS
Cash	454,508	479,410
Due from banks and correspondents	1,801,206	1,115,140

	2,255,714	1,594,550

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	436,853	434,591
Holdings for trading or financial transactions (Exhibit A)	182,563	211,793
Unlisted Government Securities (Exhibit A)	306,828	—
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,627,561	1,655,150
Investments in listed private securities (Exhibit A)	3,067	3,224
Less: Allowances (Exhibit J)	5,696	—

	2,551,176	2,304,758

LOANS
To government sector (Exhibits B, C and D)	3,315,078	3,956,725
To financial sector (Exhibits B, C and D)	270,906	179,257
To non financial private sector and residents abroad (Exhibits B, C and D)	4,133,959	3,772,313

Overdraft	754,688	732,782
Discounted instruments	573,946	560,863
Real estate mortgage	397,189	394,678
Collateral Loans	10,201	10,137
Consumer	355,941	299,140
Credit cards	565,632	534,808
Other (Note 5)	1,598,630	1,357,206
Interest and listed-price differences accrued and pending collection	39,697	37,301
Less: unused collections	158,833	152,025
Less: Interest documented together with main obligation	3,132	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances (Exhibit J)	135,416	129,274

	7,584,436	7,778,932

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	285,652	286,154
Amounts receivable for spot and forward sales to be settled	130,104	149,375
Instruments to be received for spot and forward purchases to be settled	40,945	35,730
Unlisted corporate bonds (Exhibits B, C and D)	60,188	78,228
Non-deliverable forward transactions balances to be settled	202	281
Other receivables not covered by debtor classification regulations	137,458	130,321
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	20,742	18,738
Interest accrued and pending collection not covered by debtor classification regulations	129,656	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	86	3,014
Less: Allowances (Exhibit J)	3,109	3,003

	801,924	819,942

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	141,718	127,022
Less: Allowances (Exhibit J)	1,581	1,432

	140,137	125,590

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	51,917	51,892
Other (Note 5) (Exhibit E)	305,305	294,854
Less: Allowances (Exhibit J)	11,512	11,939

	345,710	334,807

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	281	2,257
Other (Note 5)	558,056	490,356
Tax on minimum presumed income – Tax Credit	90,094	90,094
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	—	41
Other accrued interest receivable	1	3
Less: Allowances (Exhibit J)	447,296	388,728

	201,136	194,023

PREMISES AND EQUIPMENT (Exhibit F)	353,164	347,444

OTHER ASSETS (Exhibit F)	55,838	62,189

INTANGIBLE ASSETS (Exhibit G)
Goodwill	23,801	25,459
Organization and development expenses	528,053	576,496

	551,854	601,955

SUSPENSE ITEMS	1,158	946

TOTAL ASSETS	14,842,247	14,165,136

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	03-31-2006	12-31-2005
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	90,694	102,848
Financial sector	18,637	35,483
Non financial private sector and residents abroad	11,230,065	10,605,615

Checking accounts	2,075,929	1,863,736
Savings deposits	3,032,770	2,977,089
Time deposits	5,373,671	4,976,427
Investments accounts	160,135	210,575
Other	465,278	477,797
Interest and listed-price differences accrued payable	122,282	99,991

	11,339,396	10,743,946

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	104,275	100,745

Other	104,275	100,745

Banks and International Institutions (Exhibit I)	241,824	224,311
Non-subordinated corporate bonds (Exhibit I)	291,145	286,486
Amounts payable for spot and forward purchases to be settled	41,198	26,165
Instruments to be delivered for spot and forward sales to be settled	141,655	160,725
Financing received from Argentine financial institutions (Exhibit I)	75,329	72,980
Non-deliverable forward transactions balances to be settled	300	150
Other (note 5) (Exhibit I)	300,659	357,597
Interest and listed-price differences accrued payable (Exhibit I)	12,035	6,409

	1,208,420	1,235,568

OTHER LIABILITIES
Other (Note 5)	129,295	173,392

	129,295	173,392

ALLOWANCES (Exhibit J)	320,311	208,388

SUSPENSE ITEMS	2,736	2,295

TOTAL LIABILITIES	13,000,158	12,363,589

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders’ equity)	1,842,089	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,842,247	14,165,136

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	03-31-2006	12-31-2005
DEBIT ACCOUNTS

Contingent
– Guarantees received	3,031,090	2,980,443
– Contra contingent debit accounts	291,894	325,775

	3,322,984	3,306,218

Control
– Receivables classified as irrecoverable	358,977	359,843
– Other (Note 5)	30,800,040	23,658,789
– Contra control debit accounts	261,440	310,926

	31,420,457	24,329,558

Derivatives
– Contra debit derivatives accounts	265,945	93,161
– “Notional” amount of non-deliverable forward transactions	144,001	46,982

	409,946	140,143

For trustee activities
– Funds in trust	7,745	10,427

	7,745	10,427

TOTAL	35,161,132	27,786,346

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	7,583	3,827
– Guarantees provided to the BCRA	52,246	70,293
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	166,272	171,022
– Other guarantees given non covered by debtor classification regulations	458	62
– Other covered by debtor classification regulations (Exhibits B, C and D)	65,335	80,571
– Contra contingent credit accounts	3,031,090	2,980,443

	3,322,984	3,306,218

Control
– Items to be credited	188,662	134,517
– Other	72,778	176,409
– Contra control credit accounts	31,159,017	24,018,632

	31,420,457	24,329,558

Derivatives
– “Notional” amount of non-deliverable forward transactions	265,945	93,161
– Contra debit derivatives accounts	144,001	46,982

	409,946	140,143

For trustee activities
– Contra credit accounts for trustee activities	7,745	10,427

	7,745	10,427

TOTAL	35,161,132	27,786,346

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos -

	03-31-2006	03-31-2005
FINANCIAL INCOME

Interest on cash and due from banks	7,091	5,017
Interest on loans to the financial sector	4,798	1,352
Interest on overdraft	17,934	7,047
Interest on discounted instruments	9,697	3,945
Interest on real estate mortgage	10,584	10,549
Interest on collateral loans	290	222
Interest on credit card loans	5,667	4,629
Interest on other loans	40,793	25,191
Interest on other receivables from financial transactions	4,683	1,347
Income from secured loans - Decree 1387/01	66,043	59,348
Net income from government and private securities	94,533	16,724
Indexation by benchmark stabilization coefficient (CER)	130,586	185,698
Other	27,492	21,793

	420,191	342,862

FINANCIAL EXPENSE

Interest on checking accounts	7,793	3,403
Interest on savings deposits	1,106	811
Interest on time deposits	58,900	31,932
Interest on financing to the financial sector	126	20
Interest on other liabilities from financial transactions	9,281	4,316
Other interest	4,785	20,767
Indexation by CER	46,999	92,527
Other	10,173	8,155

	139,163	161,931

GROSS INTERMEDIATION MARGIN – GAIN	281,028	180,931

ALLOWANCES FOR LOAN LOSSES	16,377	9,222

SERVICE CHARGE INCOME

Related to lending transactions	21,426	17,846
Related to liability transactions	54,012	44,692
Other commissions	8,926	8,419
Other (Note 5)	31,365	21,394

	115,729	92,351

SERVICE CHARGE EXPENSE

Commissions	17,648	9,629
Other (Note 5)	5,524	4,443

	23,172	14,072

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	03-31-2006	03-31-2005
ADMINISTRATIVE EXPENSES

Payroll expenses	87,661	68,173
Fees to Bank Directors and Statutory Auditors	60	57
Other professional fees	4,566	4,713
Advertising and publicity	10,801	6,889
Taxes	4,984	4,089
Other operating expenses (Note 5)	35,710	33,973
Other	10,750	8,998

	154,532	126,892

NET GAIN FROM FINANCIAL TRANSACTIONS	202,676	123,096

OTHER INCOME

Income from long-term investments	10,899	10,699
Punitive interests	88	60
Loans recovered and reversals of allowances	12,314	11,377
Other (Note 5)	61,333	79,078

	84,634	101,214

OTHER EXPENSE

Punitive interests and charges paid to BCRA	12	9
Charge for uncollectibility of other receivables and other allowances	178,538	111,089
Amortization of difference arising from judicial resolutions	56,097	53,995
Other	12,121	20,191

	246,768	185,284

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	40,542	39,026

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	,	6,900

NET INCOME FOR THE PERIOD	40,542	32,126

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

	2006							2005
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,618,452

2. Adjustment to earnings of prior years	—	—	—	—	—	—	—	65,891	(4)

3. Subtotal	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,684,343

4. Net income for the period	—	—	—	—	—	40,542	40,542	32,126	(3)

5. Balance at the end of the period	471,361	175,132	312,979	428,698	230,282	223,637	1,842,089	1,716,469

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A. to be absorbed pursuant to a resolution approved by its Stockholders’ Meeting during fiscal year 2005.
(3)	See Note 2.3.r)
(4)	This reflects the adjustment of income/loss for prior years mainly as a result of tax matters for the amount of 92,098 (increase) as well as some projects recorded in the books for 26,207 (decrease).

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	03-31-2006	03-31-2005
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,594,550	1,623,083
Increase in cash and due from banks	661,164	171,158

Cash and due from banks at end of the period	2,255,714	1,794,241

REASONS FOR CHANGES IN CASH

Financial income collected	529,443	171,162
Service charge income collected	115,577	92,124

Less:
Financial expenses paid	98,035	81,012
Service charge expenses paid	23,172	14,072
Operating expenses paid	174,647	134,772

FUNDS PROVIDED BY ORDINARY OPERATIONS	349,166	33,430

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	573,283	612,602
Net decrease in government and private securities (**)	—	115,134
Net decrease in other receivables from financial transactions (**)	26,326	34,195
Other sources of funds (**)	11,966	12,953

TOTAL OF SOURCES OF FUNDS	611,575	774,884

USE OF FUNDS

Net increase in government and private securities (**)	151,885	,
Net increase in loans (**)	47,878	262,464
Net increase in other assets (**)	42,163	45,208
Net decrease in other liabilities from financial transactions (*)	22,127	227,003
Net decrease in other liabilities (*)	27,295	96,460
Other uses of funds (*)	8,229	6,021

TOTAL USES OF FUNDS	299,577	637,156

INCREASE IN FUNDS	661,164	171,158

__________
(*) Variations originated in financing activities.	515,632	283,118
(**) Variations originated in investing activities.	(203,634)	(145,390)

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2006, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH

FLOWS AS OF MARCH 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 230-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of March 31, 2006.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of		Form of placement	Amount	Total
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce
Capital Stock as of December 31, 1999:				209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004. Upon entering into the sale agreement, an advance payment was made for 20% of the price.

The sale agreement as entered into will be considered duly executed after the approval required from regulatory authorities, still pending as of the date of issuance of these financial statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers will remain unchanged.

1.4	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the balance sheet and correspondent exhibits include comparative information with balances as of December 31, 2005, while the statements of income, changes in stockholders equity, and cash flows are compared with statements as of March 31, 2005.

Additionally, the financial statements, notes and exhibits for the three month period ended March 31, 2005 year have been modified due to adjustments to prior years (see note 2.3.r).

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2006 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

As of March 31, 2006 and the end of the prior fiscal year they were valued based on the quotation prevailing at the end of the period or fiscal year plus outstanding coupons.

The outstanding compensation amounting to 122,251 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

•	Bonds received under the Argentine sovereign debt restructuring process:

–	Discount Bonds and GDP-linked Securities in U.S. dollars: they were valued based on current listed prices at the end of the prior fiscal year.

–	Discount Bonds in pesos and GDP-linked Securities in pesos: as of March 31, 2006 and at the end of the prior fiscal year are be recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

•	Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of March 31, 2006 and at the end of the prior fiscal year. Differences in listed prices were credited/charged to income for the period or prior fiscal year.

•	Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness (see note 2.3.c). As of March 31, 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of March 31, 2006 and at the end of the prior fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2006 and at the end of the prior fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of March 31, 2006 and at the end of the prior fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4,23% and 4% respectively, in accordance with the provisions of the abovementioned Communication for March, 2006 and December, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

Provincial Governments loans and other Government loans

As of March 31, 2006 and at the end of the prior fiscal year, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of March 31, 2006 and at the end of the prior fiscal year was calculated by discounting the estimated cash flows at an annual rate of 4,23% and 4% respectively, in accordance with the provisions of the abovementioned Communication for March, 2006 and December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period or fiscal year.

This item includes 519,380 and 812,165 as of March 31, 2006 and at the end of the prior fiscal year, respectively, corresponding to Provincial Development Trust Fund Corporate Bonds, and in exchange for which Bogar 2020 shall be received. This process is estimated to conclude during the second quarter of this fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2006 and at the end of the prior fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on March 31, 2006 and the end of the previous prior fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	Federal Government Secured Bonds due in 2020 and Provincial Development Trust Fund Corporate Bonds: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities (subject to conversion into pesos): have been adjusted considering the CER prevailing as of March 31, 2006 and at the end of the prior fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

-	In foreign currency: as of March 31, 2006 and at the end of the prior fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the period or fiscal year.

-	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2006 and at the end of the prior fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2006 and at the end of the prior fiscal year.

j)	Assets subject to financing leasing:

As of March 31, 2006 and at the end of the prior fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A.): were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit and the exchange rate of US$ 1= Pesos 1.40 + CER as recorded in the books at that date) is amortized in 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of March 31, 2006 and at the end of the prior year, BF recorded assets amounting to 515,806 and 565,352, respectively to reflect the above items (after deduction of accumulated amortization for 610,063 and 554,036 as of March 31, 2006 and at the end of the prior year, respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

o)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2006 or at the end of the prior fiscal year.

p)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions’ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

-	As of March 31, 2006 and at the end of the prior fiscal year, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

-	Net income for the period as recorded in the prior period reflects an adjustment of income/loss for prior years under the caption Administrative Expenses—Other Operating Expenses for 2,066 (decrease) arising from a change in the accounting criterion applied to certain projects.

s)	Earning per share:

As of March 31, 2006 and December 31, 2005, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	03/31/2006	03/31/2005
Net income for the period	40,542	32,126
Earning per share for the period	$0.08	$0.07

t)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the new valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., the application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the results for each periods and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At March 31, 2006 and December 31, 2005, those loans are recorded under “Loans – to the Public Sector” amounting to 3,606,453 and 3,809,264 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2006 and December 31, 2005, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, the recoverable values of these assets as of March 31, 2006 and at the end of the prior fiscal year, exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of March 31, 2006 and at the end of the previous prior fiscal year, the Bank and its subsidiaries keeps other assets with the Public Sector amounting to 1,184,262 and 1,172,681 respectively, in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value and would imply a decrease in stockholders’ equity in approximately 121,000 and 265,000 as of March 31, 2006 and at the end of the prior fiscal year, respectively.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of March 31, 2006 and at the end of the previous prior fiscal year, the Bank recorded assets amounting to 515.806 and 565,532 (whose original values had been 1,125,869 and 1,119,388) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 418,000 and 360,000 as of March 31, 2006 and at the end of the prior fiscal year, respectively, should be recovered.

III.	Disclosure aspects

Unrealized valuation difference

According to accounting principles generally accepted in Buenos Aires City, the amount recorded on March 31, 2006 and at the end of the previous prior fiscal year, should be recorded into unappropriated earnings account of the stockholders’ equity.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2006 and at the end of the prior fiscal year, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2006 and at the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 418,000 and 360,000, respectively. Such amounts are made up as follows:

	2006	2005
Deferred tax assets	755,000	561,000
Deferred tax liabilities	(337,000)	(201,000)

Net deferred assets	418,000	360,000
Allowance	(418,000)	(360,000)

As a matter of prudence, the amounts shown do not include any value given to the accumulated tax loss carryforward.

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI credit balances.

Therefore, on March 31, 2006, the Entity recorded this asset for 125,592 (90,094 in the items Other Receivables—Tax on minimum presumed income and 35,498 in Other Receivables – Other Tax prepayments).

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2006	12-31-2005
– LOANS
Loans granted to pre-finance and finance exports	643,608	466,875
Fixed-rate financial loans	828,599	744,217
Other	126,423	146,114

Total	1,598,630	1,357,206

	03-31-2006	12-31-2005
– INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	25,881	24,498
In controlled companies -supplementary activities	258,837	249,743
In non-controlled companies-supplementary activities	9,028	8,628
Other- unlisted	11,559	11,985

Total	305,305	294,854

– OTHER RECEIVABLES

Prepayments	27,472	27,054
Guarantee deposits	22,211	20,262
Miscellaneous receivables	49,633	46,636
Tax prepayments (1)	455,203	389,534
Other	3,537	6,870

Total	558,056	490,356

__________
(1) As of March 31, 2006 and at the end of the previous fiscal year, it includes the deferred tax asset for 418,000 and 360,000 respectively (see note 4.1).

– OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	18,136	16,622
Collections and other operations for the account of third parties	21,620	44,633
Other withholdings and collections at source	35,986	39,206
Accounts payable for consumption	66,442	74,190
Money orders payable	133,617	148,728
Other	24,858	34,218

Total	300,659	357,597

– OTHER LIABILITIES

Accrued salaries and payroll taxes	53,862	82,307
Accrued taxes	24,489	24,609
Miscellaneous payables	50,391	64,403
Other	553	2,073

Total	129,295	173,392

– MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	29,754,120	22,664,904
Collections items	586,747	528,885
Checks drawn on the Bank pending clearing	154,674	105,251
Checks not yet credited	297,140	341,039
Other	7,359	18,710

Total	30,800,040	23,658,789

	03-31-2006	03-31-2005
– SERVICE CHARGE INCOME

Rental of safe-deposit boxes	3,278	2,596
Commissions for capital market transactions	3,824	2,755
Commissions for salary payment	1,098	856
Commissions for trust management	701	829
Commissions for hiring of insurances	8,242	4,573
Commissions for transportations of values	2,813	1,769
Commissions for loans and guarantees	3,284	2,146
Other	8,125	5,870

Total	31,365	21,394

– SERVICE CHARGE EXPENSE

Turn-over tax	4,550	4,050
Other	974	393

Total	5,524	4,443

– ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	9,943	10,794
Depreciations of premises and equipment	6,797	6,184
Amortizations of organization and development expenses	1,533	2,417
Electric power and communications	4,511	3,892
Maintenance, conservation and repair expenses	6,213	5,273
Security services	4,439	3,344
Other	2,274	2,069

Total	35,710	33,973

– OTHER INCOME

Deferred income tax (1)	58,000	77,000
Other	3,333	2,078

Total	61,333	79,078

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of March 31, 2006, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 78,800 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the Argentine Minister of Economy and Production.

b)	The Government and Private Securities account includes 51,000 in Discount Bonds in pesos allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,233 are allocated to the guarantee securing payables to the BCRA.

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2006 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2006	2005	2006	2005	2006	2005
BBVA S.A.	249	6,237	61,975	22,985	31,050	31,951
Francés Valores Sociedad de Bolsa S.A.	13,157	6,093	2,847	9,405	29,855	415
Consolidar A.R.T. S.A.	25	33	32,316	27,999	208,547	243,912
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	37	88	7,313	5,289	65,793	227,274
Consolidar Cía. De Seguros de Retiro S.A.	53	43	120,956	115,749	237,915	274,430
Consolidar Cía. De Seguros de Vida S.A.	7	6	20,656	21,688	219,878	366,126
Credilogros Compañía Financiera S.A.	20,944	17,629	349	8,096	318	318
Atuel Fideicomisos S.A.	—	—	5,079	4,615	19	124
BBVA Consolidar Seguros S.A.	7	4	2,706	2,381	44,027	41,662
PSA Finance Argentina Cía Financiera S.A.	48,950	37,292	506	531	—	—
Rombo Cía. Financiera S.A.	100,832	72,323	380	721	—	—
Francés Administradora de Inversiones S.A.	140	104	49	3,349	7,785	2,578
Consolidar Comercializadora S.A.	—	—	—	1,835	—	1,975
Inversora Otar S.A.	—	—	873	890	363,640	336,391

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.5657% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2006, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 7,720 and 25 respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trusts

BF acts as trustee in 64 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about $ 3,317 million and 4,068 million as of March 31, 2006 and at the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

The following chart reflects corporate bonds in force as of March 31, 2006:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	94,503,150	USD	100%	(1)	Semiannual	298,394	10/31/2008	(2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of 23,176 thousand dollars was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions which was also recorded for 122,251 in the line Other receivables not covered by debtor classification regulations under Other receivables from financial transactions (note 2.3.b) and 74,921 for the corresponding liability to be paid to B.C.R.A. At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of March 31, 2006, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2	Investment Funds custodian

As of March 31, 2006 and at the end of the previous fiscal year, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA EEUU” the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax - credit certificates and investments financial trust certificates in safekeeping in the amount of 908,911 and 777,933 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. On April 27, 2006, the Argentine Central Bank authorized the distribution of cash dividends for 27 million, corresponding to the earnings for the fiscal year ended December 31, 2005.

c)	Under BCRA Communication “A” 4295, in order to determine the balances to be distributed, the assets booked as Minimum presumed income tax are to be deducted from unappropriated earnings.

d)	As stated in the Offering Memorandum of the Bank’s outstanding negotiable obligations, the Bank may pay dividends or other distributions only with ordinary shares.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the following allocation of earnings:

•	36, 619 to the Legal Reserve.

•	27,000 to cash dividends, subject to the authorization of the Entity’s bondholders who had FRN holdings at the time.

On May 5, 2006, the Meeting of Bondholders who are holders of Series 15 under the Negotiable Obligations Program resolved to grant a waiver in favor of the Entity as regards the prohibition upon distribution of cash dividends as stated in the terms and conditions of such Series.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position Without Options	Final Position
			Market Value	Book balance as of 03-31-2006	Book balance as of 12-31-2005
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Discount Bonds in pesos			183,110	319,273		183,110	183,110
GDP-linked Securities in pesos			38,780	38,780		38,780	38,780

Subtotal in pesos				358,053	360,516	221,890	221,890

In foreign currency
Federal Government Bonds in US dollar Libor 2012 - Compensation			78,800	78,800		78,800	78,800

Subtotal in foreign currency				78,800	74,075	78,800	78,800

Subtotal in Holdings in investment accounts				436,853	434,591	300,690	300,690

Holdings for trading or financial transactions

Local

In pesos
Consolidation Bonds (PRE8)			62,568	62,568		37,166	37,166
Secured Bonds due 2018			91,112	91,112		86,704	86,704
Other			2,216	2,216		3,516	3,516

Subtotal in pesos				155,896	98,665	127,386	127,386

In foreign currency
Federal Government Bonds in US dollar Libor 2012			25,788	25,788		—	—
Other			879	879		12,011	12,011

Subtotal in foreign currency				26,667	113,128	12,011	12,011

Subtotal in Holdings for trading or financial Transactions				182,563	211,793	139,397	139,397

Unlisted government securities

Local
In pesos
Secured Bonds due 2020 (1)				306,828		306,828	306,828

Subtotal in pesos				306,828	,	306,828	306,828

Subtotal Unlisted government securities				306,828	,	306,828	306,828

(1)	See nota 2.3.c)

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 03-31-2006	Book Balance as of 12-31-2005
Instruments issued by the BCRA

BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills Indexation by CER due 07-05-06			164,806	164,806		164,806	164,806
Argentine Central Bank Bills due 02-21-07			113,543	113,543		113,543	113,543
Argentine Central Bank Bills Indexation by CER due 07-12-06			52,674	52,674		52,674	52,674
Argentine Central Bank Bills Indexation by CER due 04-12-06			25,139	25,139		25,139	25,139
Other			18,513	18,513		18,513	18,513

Subtotal own portfolio				374,675	840,279	374,675	374,675

Repurchase transactions
Subtotal repurchase transactions				—	110,680	—	—

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills due 05-30-07			403,458	403,458		403,458	403,458
Argentine Central Bank Bills due 11-21-07			269,753	269,753		269,753	269,753
Argentine Central Bank Bills Indexation by CER due 12-06-06			97,250	97,250		97,250	97,250
Argentine Central Bank Bills due 10-04-06			97,243	97,243		97,243	97,243
Argentine Central Bank Bills due 04-18-07			90,936	90,936		90,936	90,936
Argentine Central Bank Bills Indexation by CER due 07-25-06			87,446	87,446		87,446	87,446
Argentine Central Bank Bills Indexation by CER due 01-23-08			62,538	62,538		62,538	62,538
Argentine Central Bank Bills due 12-13-06			36,097	36,097		36,097	36,097
Other			20,190	20,190		20,190	20,190

Subtotal BCRA Notes in pesos				1,164,911	704,191	1,164,911	1,164,911

Repurchase transactions
Argentine Central Bank Bills due 02-20-08			87,975	87,975

Subtotal Repurchase transactions				87,975	—	—	—

Subtotal instruments issued by the BCRA				1,627,561	1,655,150	1,539,586	1,539,586

TOTAL GOVERNMENT SECURITIES				2,553,805	2,301,534	2,286,501	2,286,501

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 03-31-2006	Book Balance as of 12-31-2005
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local
In pesos
Telefónica de Argentina Corporate Bonds			980	980		980	980

Subtotal in pesos				980	3,124	980	980

In foreign currency
Banco Rio Corporate Bonds			2	2		2	2
Pecon Corporate Bonds			12	12		12	12
Metrogas Corporate Bonds			31	31		31	31
Cablevision Corporate Bonds			11	11		11	11
Telefónica de argentina Corporate Bonds			3	3		3	3

Subtotal in foreign currency				59	58	59	59

Subtotal Other debt instruments				1,039	3,182	1,039	1,039

Other Equity instruments

Local
In pesos
FBA Bonos Argentine			2,025	2,025		2,025	2,025
Others				,		(8)	(8)

Subtotal in pesos				2,025	,	2,017	2,017

In Foreign currency
Others				.		.	.

Subtotal in foreign currency				.	42	.	.

Foreign
Others			3	3		3	3

Subtotal in foreign				3	,	3	3

Subtotal Equity instruments				2,028	42	2,020	2,020

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				3,067	3,224	3,059	3,059

TOTAL GOVERNMENT AND PRIVATE SECURITIES				2,556,872	2,304,758	2,289,560	2,289,560

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	03-31-2006	12-31-2005
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	3,425,361	4,060,902
Preferred collaterals and counter guaranty “B”	51,478	37,675
Without senior security or counter guaranty	3,113,955	2,786,351

In potential risk

Preferred collaterals and counter guaranty “B”	5,243	6,361
Without senior security or counter guaranty	57,288	69,894

Nonperforming

Without senior security or counter guaranty	9,749	5,695

With high risk of uncollectibility

Other collaterals and counter guaranty “A”	676	,
Without senior security or counter guaranty	61,106	59,885

Uncollectible

Without senior security or counter guaranty	2,487	5,041

Total	6,727,343	7,031,804

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	03-31-2006	12-31-2005
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,650	7,995
Preferred collaterals and counter guaranty “B”	377,067	378,743
Without senior security or counter guaranty	1,033,387	952,834

Inadequate performance

Preferred collaterals and counter guaranty “B”	9,450	3,083
Without senior security or counter guaranty	10,644	2,235

Deficient performance

Preferred collaterals and counter guaranty “B”	811	955
Without senior security or counter guaranty	3,779	3,097

Unlikely to be collected

Preferred collaterals and counter guaranty “B”	1,762	1,599
Without senior security or counter guaranty	3,236	3,622

Uncollectible

Preferred collaterals and counter guaranty “B”	4,107	4,315
Without senior security or counter guaranty	2,865	2,670

Uncollectible, classified as such under regulatory requirements

Without senior security or counter guaranty	47	63

Total	1,454,805	1,361,211

General Total (1)	8,182,148	8,393,015

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	FINANCING
	03-31-2006		12-31-2005
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,369,647	53.40%	4,963,867	59.14%
50 next largest clients	1,394,589	17.04%	1,304,563	15.54%
100 following clients	478,810	5.85%	456,387	5.44%
Remaining clients	1,939,102	23,71%	1,668,198	19.88%

Total (1)	8,182,148	100.00%	8,393,015	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Past-due portfolio	Term remaining to maturity						Total
		1 month	3 months	6 months	12 months	24 months	More than 24 months
Government sector	,	11,453	468	447	80,448	248,829	2,973,433	3,315,078

Financial sector	,	89,584	9,836	46,530	74,271	33,910	16,775	270,906

Non financial private sector and residents abroad	12,777	1,791,330	743,952	678,909	297,323	376,952	694,921	4,596,164

TOTAL	12,777	1,892,367	754,256	725,886	452,042	659,691	3,685,129	8,182,148	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2006	12-31-2005	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,772	8,704	Stockholder	03.31.2006	6,071	8,775	68
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	145,106	141,838	Pensions fund manager	03.31.2006	140,739	270,752	13,582

33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	56,647	54,527	Insurance company	03.31.2006	11,195	88,300	9,016

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	33,717	31,167	Insurance company	03.31.2006	37,551	54,651	7,023

30704936016	Credilogros Compañía Financiera S.A.	Common	1$	1	39,700,000	27,044	26,986	Financial institution	03.31.2006	57,100	38,897	83

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	12,303	12,047	Financial institution	03.31.2006	18,000	24,610	517

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	14,595	13,507	Trust Manager	03.31.2006	13,100	14,596	1,088

		Subtotal controlled				298,184	288,776

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	8,000	11,795	12.096	Financial Institution	03.31.2006	20,000	24,491	(750)
	Other					9,028	8,628

	Foreign
	Other					775	763

		Subtotal noncontrolled				21,598	21,487

		Total in financial institutions, supplementaryand authorized				319,782	310,263

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	20,142	18,987	Workers compensation	03.31.2006	77,684	161,134	20,227
30500064230	BBVA Seguros S.A.	Common	1$	1	1,301,847	5,566	5,338	Insurance	03.31.2006	10,652	45,541	3,138
	Other					173	173

	Foreign
17415001	A.I.G. Latin American Fund					11,512	11,939	Investing	12.31.2001	110,496	55,039	(55,457)
	Other					47	46

		Subtotal non controlled				37,440	36,483

		Total in other companies				37,440	36,483

		Total investments in other companies				357,222	346,746

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIOD ENDED

ENDED MARCH 31, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2006	Net book value at 12-31-2005
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	298,223	1,065	—	—	50	2,582	296,706	298,223
Furniture and Facilities	24,227	822	—	—	10	1,588	23,461	24,227
Machinery and Equipment	23,976	10,436	—	—	5	2,536	31,876	23,976
Automobiles	1,018	194	—	—	5	91	1,121	1,018

Total	347,444	12,517	—	—		6,797	353,164	347,444

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Leased assets	9,230	—	(2,358)	717	50	47	6,108	9,230
Stationery and office supplies	1,610	727	—	715	—	—	1,622	1,610
Other	50,366	191	2,358	5,556	50	234	47,125	50,366

Total	62,189	918	—	6,988		281	55,838	62,189

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD ENDED

ENDED MARCH 31, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 03-31-2006	Net book value at 12-31-2005
				Years of useful life	Amount
Goodwill	25,459	—	—	10	1,658	23,801	25,459
Organization and Development expenses (1)	11,144	2,636	—	1 & 5	1,533	12,247	11,144
Organization and development non-deductible expenses	565,352	6,655	104	5	56,097	515,806	565,352

Total	601,955	9,291	104		59,288	551,854	601,955

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	03-31-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,151,783	10,16%	1,105,846	10.29%
50 next largest clients	1,139,884	10,05%	1,081,430	10.07%
100 following clients	787,275	6,94%	765,031	7.12%
Remaining clients	8,260,454	72,85%	7,791,639	72.52%

TOTAL	11,339,396	100.00%	10,743,946	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	8,323,029	1,585,888	603,123	361,655	465,700	1	11,339,396

Other liabilities from financial transactions
BCRA	9,853	,	13,489	,	13,489	67,444	104,275
Banks and International Institutions	764	43,380	140,691	12,608	13,889	35,278	246,610
Non-subordinated corporate bonds	28,067	,	,	20,817	83,195	166,315	298,394
Financing received from Argentine financial institutions	75,329	,	,	,	,	,	75,329
Other	300,659	,	,	,	,	,	300,659

Total	414,672	43,380	154,180	33,425	110,573	269,037	1,025,267

TOTAL	8,737,701	1,629,268	757,303	395,080	576,273	269,038	12,364,663

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD ENDED

ENDED MARCH 31, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
Description				Reversals	Applications	03-31-2006	12-31-2005
DEDUCTED FROM ASSETS
Government securities
– For impairment value	,	5,696	(5)	,	,	5,696	—

Loans
– Allowance for doubtful loans	129,274	16,471	(1)	1,556	8,773	135,416	129,274

Other receivables from financial transactions
– Allowance for doubtful receivables	3,003	155	(1)	,	49	3,109	3,003

Assets subject to financial leasing
– Allowance for doubtful receivables	1,432	149	(1)	,	,	1,581	1,432

Investments in other companies
– For impairment value (3)	11,939	189		616	,	11,512	11,939

Other receivables
– Allowance for doubtful receivables (2)	388,728	60,665		579	1,518	447,296	388,728

Total	534,376	83,325		2,751	10,340	604,610	534,376

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	765	,		322	,	443	765

– Other contingencies	207,623	117,893	(4)	739	4,909	319,868	207,623

Total	208,388	117,893		1,061	4,909	320,311	208,388

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2006.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits)

(note 2.3.o).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Loans	239
–	Other receivables from financial transactions	10
–	Investments in other companies	189
–	Other receivables	169

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
Class			Outstanding	In portfolio
Common	471,361,306	1	471,306	,	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

Accounts	03-31-2006						12-31-2005
	Total of Period	Total of period (per type of currency)					Total of fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS

Cash and due from banks	1,106,386	50,546	1,054,926	240	69	605	1,019,028
Government and private securities	105,529	,	105,529	,	,	,	187,303
Loans	849,615	5,641	841,672	,	,	2,302	657,060
Other receivables from financial transactions	219,213	13	216,833	,	,	2,367	226,561
Assets subject to financial leasing	78	,	78	,	,	,	79
Investments in other companies	12,334	,	12,334	,	,	,	12,748
Other receivables	19,118	313	18,805	,	,	,	19,705
Suspense items	204	,	204	,	,	,	97

TOTAL	2,312,477	56,513	2,250,381	240	69	5,274	2,122,581

LIABILITIES

Deposits	1,438,284	31,504	1,406,780	,	,	,	1,285,186
Other liabilities from financial transactions	792,698	19,950	767,759	201	6	4,782	802,088
Other liabilities	5,429	609	4,820	,	,	,	6,181
Suspense items	929	,	929	,	,	,	6

TOTAL	2,237,340	52,063	2,180,288	201	6	4,782	2,093,461

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	76,963	,	76,963	,	,	,	69,409
Control	6,628,120	8,061	6,617,363	3	1,527	1,166	6,599,699
Trustee activities	25	,	25	,	,	,	4,699

TOTAL	6,705,108	8,061	6,694,351	3	1,527	1,166	6,673,807

Credit accounts (except contra credit accounts)
Contingent	177,586	,	177,586	,	,	,	199,014
Control	25,322	,	25,322	,	,	,	21,896

TOTAL	202,908	—	202,908	,	,	,	220,910

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2006	12-31-2005
1. Loans	256,386	—	—	—	—	—	—	—	256,386	204,582
- Overdraft	871	—	—	—	—	—	—	—	871	1,752
Without senior security or counter guaranty	871	—	—	—	—	—	—	—	871	1,752
- Discounted Instruments	11,901	—	—	—	—	—	—	—	11,901	9,278
Without senior security or counter guaranty	11,901	—	—	—	—	—	—	—	11,901	9,278
- Real Estate Mortgage and Collateral Loans	412	—	—	—	—	—	—	—	412	373
Other collaterals and counter guaranty “B”	412	—	—	—	—	—	—	—	412	373
- Consumer	23	—	—	—	—	—	—	—	23	27
Without senior security or counter guaranty	23	—	—	—	—	—	—	—	23	27
- Credit Cards	325	—	—	—	—	—	—	—	325	370
Without senior security or counter guaranty	325	—	—	—	—	—	—	—	325	370
- Other	242,854	—	—	—	—	—	—	—	242,854	192,782
Without senior security or counter guaranty	242,854	—	—	—	—	—	—	—	242,854	192,782
2. Other receivables from financial transactions	9,196	—	—	—	—	—	—	—	9,196	9,371
3. Contingent commitments	36,801	—	—	—	—	—	—	—	36,801	47,025
4. Investments in other companies and private securities	140,884	—	—	—	—	—	—	—	140,884	140,102

Total	443,267	—	—	—	—	—	—	—	443,267	401,080

Total Allowances	2,324	—	—	—	—	—	—	—	2,324	1,786

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-06	12-31-05
ASSETS
CASH AND DUE FROM BANKS
Cash	460,291	483,377
Due from banks and correspondents	1,831,811	1,128,129

	2,292,102	1,611,506

GOVERNMENT AND PRIVATE SECURITIES (Note 6)
Holdings in investment accounts	436,853	435,104
Holdings for trading or financial transactions	661,726	664,837
Unlisted Government Securities	306,834	6
Instruments issued by the BCRA	2,240,918	2,248,838
Investments in listed private securities	196,604	155,849
Less: Allowances	6,019	323

	3,836,916	3,504,311

LOANS
To government sector (Exhibit 1)	4,026,128	4,623,626
To financial sector (Exhibit 1)	201,818	142,307
To non financial private sector and residents abroad (Exhibit 1)	4,277,801	3,900,517

Overdraft	755,747	733,514
Discounted instruments	573,946	560,863
Real estate mortgage	397,296	394,678
Collateral Loans	72,291	60,714
Consumer	414,918	355,649
Credit cards	576,294	545,918
Other	1,607,226	1,364,291
Interest and listed-price differences accrued and pending collection	42,223	39,653
Less: Unused collections	159,008	152,186
Less: Interest documented together with main obligation	3,132	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances	194,409	184,885

	8,311,247	8,481,476

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	285,705	286,206
Amounts receivable for spot and forward sales to be settled	141,008	158,120
Instruments to be received for spot and forward purchases to be settled	43,884	35,730
Unlisted corporate bonds (Exhibit 1)	60,188	78,228
Non-deliverable forward transactions balances to be settled	202	281
Other receivables not covered by debtor classification regulations	137,458	130,321
Other receivables covered by debtor classification regulations (Exhibit 1)	23,651	21,538
Interest accrued and pending collection not covered by debtor classification regulations	129,656	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	92	3,020

Less: Allowances	3,229	3,098

	818,615	831,450

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	146,987	131,650
Less: Allowances	1,646	1,485

	145,341	130,165

INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,570	12,859
Other	50,686	49,377
Less: Allowances	11,512	11,939

	51,744	50,297

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	281	2,257
Tax on minimum presumed income – Tax Credit	90,094	90,094
Other	595,580	535,708
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	,	41
Other accrued interest receivable	11	10
Less: Allowances	447,727	389,149

	238,239	238,961

PREMISES AND EQUIPMENT	381,159	375,797

OTHER ASSETS	56,566	63,246

INTANGIBLE ASSETS
Goodwill	23,822	25,459
Organization and development expenses	576,951	629,877

	600,773	655,336

SUSPENSE ITEMS	1,159	948

OTHER SUBSIDIARIES’ ASSETS (Note 6)	25,892	40,255

TOTAL ASSETS	16,759,753	15,983,748

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-06	12-31-05
LIABILITIES

DEPOSITS
Government sector	90,694	102,848
Financial sector	18,288	27,695
Non financial private sector and residents abroad	11,109,858	10,482,543

Checking accounts	2,041,934	1,841,450
Savings deposits	3,048,653	3,000,466
Time deposits	5,274,940	4,855,393
Investments accounts	160,135	210,575
Other	462,304	477,880
Interest and listed-price differences accrued payable	121,892	96,779

	11,218,840	10,613,086

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	104,275	100,745

Other	104,275	100,745

Banks and International Institutions	241,824	224,311
Non-subordinated corporate bonds	291,145	286,486
Amounts payable for spot and forward purchases to be settled	44,186	26,165
Instruments to be delivered for spot and forward sales to be settled	143,493	165,727
Non-deliverable forward transactions balances to be settled	300	150
Financing received from Argentine financial institutions	75,361	74,927
Other	310,725	359,875
Interest and listed–price differences accrued payable	12,035	6,409

	1,223,344	1,244,795

OTHER LIABILITIES
Fees payable	191	156
Other	212,548	251,823

	212,739	251,979

ALLOWANCES	379,987	263,191

SUSPENSE ITEMS	2,738	2,299

SUBSIDIARIES’ OTHER LIABILITIES (Note 6)	1,685,604	1,617,891

TOTAL LIABILITIES	14,723,252	13,993,241

MINORITY INTEREST IN SUBSIDIARIES (Note 4)	194,412	188,960

STOCKHOLDERS’ EQUITY	1,842,089	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,759,753	15,983,748

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-06	12-31-05
DEBIT ACCOUNTS

Contingent
– Guarantees received	3,098,129	3,035,165
– Contra contingent debit accounts	291,894	325,775

	3,390,023	3,360,940

Control
– Receivables classified as irrecoverable	392,956	393,234
– Other	30,928,884	23,666,953
– Contra control debit accounts	299,462	319,273

	31,621,302	24,379,460

Derivatives
– “Notional” amount of non-deliverable forward transactions	144,001	46,982
– Contra debit derivatives accounts	265,945	93,161

	409,946	140,143

For trustee activities
– Funds in trust	25,953	29,896

	25,953	29,896

TOTAL	35,447,224	27,910,439

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	7,583	3,827
– Guarantees provided to the BCRA	52,246	70,293
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	166,272	171,022
– Other guaranties given non covered by debtor classification regulations	458	62
– Other covered by debtor classification regulations (Exhibit 1)	65,335	80,571
– Contra contingent credit accounts	3,098,129	3,035,165

	3,390,023	3,360,940

Control
– Items to be credited	188,662	134,517
– Other	110,800	184,756
– Contra control credit accounts	31,321,840	24,060,187

	31,621,302	24,379,460

Derivatives
– “Notional” amount of non-deliverable forward transactions	265,945	93,161
– Contra debit derivatives accounts	144,001	46,982

	409,946	140,143

For trustee activities
– Contra credit accounts for trustee activities	25,953	29,896

	25,953	29,896

TOTAL	35,447,224	27,910,439

The accompanying notes 1 through to 6 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-06	03-31-05
FINANCIAL INCOME

Interest on cash and due from banks	7,106	5,029
Interest on loans to the financial sector	15,995	2,815
Interest on overdraft	17,881	7,021
Interest on discounted instruments	9,697	3,945
Interest on real estate mortgage	10,587	10,558
Interest on collateral loans	1,405	703
Interest on credit card loans	6,374	5,301
Interest on other loans	46,920	30,819
Interest from other receivables from financial transactions	4,683	1,347
Income from secured loans - Decree 1387/01	102,511	81,551
Net income from government and private securities	126,036	41,466
Indexation by CER	130,586	185,702
Other	29,125	22,558

	508,906	398,815

FINANCIAL EXPENSE

Interest on checking accounts	7,751	3,383
Interest on savings deposits	1,103	806
Interest on time deposits	55,779	29,227
Interest on financing to the financial sector	123	19
Interest from other liabilities from financial transactions	9,282	4,320
Other interest	4,785	20,875
Net income from goverment and private securities	,	88
Indexation by CER	46,999	93,001
Other	10,589	9,937

	136,411	161,656

GROSS INTERMEDIATION MARGIN – GAIN	372,495	237,159

ALLOWANCES FOR LOAN LOSSES	18,174	10,455

SERVICE CHARGE INCOME
Related to lending transactions	24,471	20,059
Related to liability transactions	54,095	44,771
Other commissions	102,423	81,395
Other	31,964	21,971

	212,953	168,196

SERVICE CHARGE EXPENSE

Commissions	17,429	9,458
Other	7,050	5,729

	24,479	15,187

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-06	03-31-05
ADMINISTRATIVE EXPENSES
Payroll expenses	114,504	93,911
Fees to Bank Directors and Statutory Auditors	72	70
Other professional fees	6,018	5,987
Advertising and publicity	11,305	7,791
Taxes	12,099	10,003
Other operating expenses	46,351	43,859
Other	22,305	16,789

	212,654	178,410

NET GAIN FROM FINANCIAL TRANSACTIONS	330,141	201,303

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(5,450)	(4,974)

OTHER INCOME
Income from long-term investments	1,443	1,735
Punitive interests	737	561
Loans recovered and reversals of allowances	12,943	12,719
Other	98,829	108,260

	113,952	123,275

OTHER EXPENSE
Punitive interests and charges paid to BCRA	12	9
Charge for uncollectibility of other receivables and other allowances	178,556	111,964
Amortization of difference arising from judicial resolutions	56,097	53,995
Other	154,311	108,175

	388,976	274,143

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	49,667	45,461

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	9,125	13,335

NET INCOME FOR THE PERIOD	40,542	32,126

The accompanying notes 1 through 6 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-06	03-31-05
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,611,506	1,666,617
Increase in cash and due from banks	680,596	148,295

Cash and due from banks at end of the period	2,292,102	1,814,912

REASON OF CHANGES IN CASH

Financial income collected	692,430	178,673
Service charge income collected	212,775	167,569

Less:
Financial expense paid	92,094	79,854
Services charge expense paid	24,479	15,187
Operating expenses paid	230,065	184,971

FUNDS PROVIDED BY ORDINARY OPERATIONS	558,567	66,230

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	580,765	597,522
Net increase in other liabilities (*)	44,244	,
Net decrease in government and private securities (**)	,	119,186
Net decrease in other receivables from financial transactions (**)	27,304	34,415
Other sources of funds (**)	50,108	42,636

TOTAL OF SOURCES OF FUNDS	702,421	793,759

USE OF FUNDS

Net increase in government and private securities (**)	206,569	,
Net increase in loans (**)	180,754	287,411
Net increase in other assets (**)	21,124	35,928
Net decrease in other liabilities from financial transactions (*)	21,528	223,754
Net decrease in other liabilities (*)	,	70,598
Other uses of funds (*)	150,417	94,003

TOTAL USES OF FUNDS	580,392	711,694

INCREASE IN FUNDS	680,596	148,295

__________
(*) Variations originated in financing activities.	453,064	209,167
(**) Variations originated in investment activities.	(331,035)	(127,102)

The accompanying notes 1 through to 6 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2006 PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND THE STATEMENTS OF

INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF MARCH 31,

2005 (ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of March 31, 2006 and at the end of previous year and the statements of income and cash flow for the three month period ended March 31, 2006 and 2005, as per the following detail:

–	As of March 31, 2006:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the three month periods ended March 31, 2006 and 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the nine-month periods ended March 31, 2006 and 2005.

–	As of December 31, 2005:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2005.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a three-month period ended on March 31, 2006 and 2005.

Interests in subsidiaries as of March 31, 2006 and at the end of the prior fiscal year are listed below:

Companies	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. De Seguros de Vida S.A.	Common	7,383,921	7,3383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. De Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Total assets, liabilities, stockholders’ equity and subsidiaries’ net income balances in accordance with the criteria defined in Note 2 below, as of March 31, 2006 and the end of the previous fiscal year and net income balances as of March 31, 2006 and 2005, are listed below:

Companies	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	03/31/05
Francés Valores Soc. de Bolsa S.A.	18,787	10,777	10,012	2,070	8,775	8,707	68	1,913
Atuel Fideicomisos S.A. and its subsidiary	20,292	17,618	5,696	4,110	14,596	13,508	1,088	796
Consolidar A.F.J.P. S.A.	356,501	346,858	87,237	83,659	269,264	263,199	6,064	5,908
Consolidar Cía. de Seguros de Vida S.A.	289,960	275,380	204,078	192,713	85,882	82,667	3,214	1,140
Consolidar Cía. de Seguros de Retiro S.A.	1,578,720	1,512,356	1,528,148	1,465,608	50,572	46,748	3,824	4,352
PSA Finance Argentina Cía Financiera S.A.	77,690	64,638	53,080	40,545	24,610	24,093	517	420
Credilogros Cía. Financiera S.A.	86,579	94,522	47,682	55,708	38,897	38,814	83	660

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

–	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 28,838 and 29,819 at March 31, 2006 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	PENSION FUND MANAGEMENT

Consolidar AFJP manages a pension fund that as of March 31, 2006 and as of the end of the prior fiscal year amounted to 14,193 million and 12,763 million respectively.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-06	12-31-05
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	124,158	121,361
Consolidar Cía. de Seguros de Vida S.A.	29,235	28,140
Consolidar Cía. de Seguros de Retiro S.A.	16,855	15,581
Credilogros Compañía Financiera S.A.	11,853	11,828
Francés Valores Sociedad de Bolsa S.A.	3	3
Atuel Fideicomisos S.A.	1	1
PSA Finance Argentina Cía Financiera S.A.	12,307	12,046

	194,412	188,960

5.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,840. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

6.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	03-31-06	12-31-05
GOVERNMENT SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012) - Compensation	78,800	74,075
Discount Bonds in pesos	319,273	360,516
GDP-linked Securities in pesos	38,780	,
Others	,	513

Total	436,853	435,104

	03-31-06	12-31-05
Holdings for trading or financial transactions
Federal Government Bonds 2008 (BODEN 2008)	36,485	54,723
Federal Government Bonds LIBOR 2012	48,598	52,786
Buenos Aires City Bond	6,797	7,358
Federal Government Bonds LIBOR 2015	5,520	10,036
Federal Government Bonds LIBOR 2014	39,520	3,036
Discount Bonds in pesos	235,604	246,447
Discount Bonds in US dollar	,	88,122
Peso-denominated GDP-related securities	76,567	40,074
Cuasipar Bonds in pesos	7,331	7,033
Secured Bonds due in 2018	95,931	105,283
Federal Government Bocon PRE8	93,777	45,196
Federal Government Bonds LIBOR 2011	8,753	—
Other	6,843	4,743

Total	661,726	664,837

Unlisted government securities

Secured Bonds due in 2020	306,828	—
Tax credit certificates due in 2003/2006	6	6

Total	306,834	6

Instruments issued by the BCRA

BCRA Bills (LEBAC)	392,163	1,160,312
BCRA Notes (NOBAC)	1,848,755	1,088,526

Total	2,240,918	2,248,838

Investments in listed private securities

Acindar S.A. Corporate Bonds	2,419	11,527
Edesur S.A. Corporate Bonds	26,559	28,530
Telefónica de Argentina S.A. Corporate Bonds	34,198	36,280
Telecom Personal Corporate Bonds	9,189	9,206
Petrobras energia SA Corporate Bonds	3,917	—
Tarjeta Naranja Trust	5,933	5,775
Acindar SA	10,399	—
Tenaris	7,958	4,480
Grupo Financiero Galicia S.A.	3,882	3,630
Galtrust 1 Financial Trust	11,192	9,204
FBA Renta Pesos	13,086	2,695
Petrobras Energía S.A.	8,220	7,175
Roble Pesos Class 1	—	2,406
Optimun CDB Pesos- Class B	3,572	3,317
FBA Horizonte	1,799	2,690
FBA bonos argentine	12,454	—
Radar Financial Trust	5,523	5,526
Super ahorro pesos- Clase B	2,001	2,258
Other	34,303	21,150

Total	196,604	155,849

Allowances	(6,019)	(323)

Total	3,836,916	3,504,311

	03-31-06	12-31-05
SUBSIDIARIES’ OTHER ASSETS

Premium receivables from insurance companies	19,884	23,461
Complementary Capital – Insurance Company	3,082	13,226
Others related to insurance business	2,926	3,568

Total	25,892	40,255

SUBSIDIARIES’ OTHER LIABILITIES

Insurance companies, claims in adjustment process	119,618	128,339
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	90,433	79,887
Insurance companies, mathematical reserve	1,407,925	1,367,010
Insurance companies, reinsurer’s reserve	(248)	(244)
Difference arising from secured loans accrued valuation	(28,838)	(29,819)
Benefit pending of integration – Resolution No. 29,796	(686)	(2,203)
Others related to insurance business	97,400	74,921

Total	1,685,604	1,617,891

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	03-31-06	12-31-05
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,136,411	4,727,803
Other collaterals and counter guaranty “B”	52,005	38,393
Without senior security or counter guaranty	3,046,794	2,751,328

In potential risk

Other collaterals and counter guaranty “B”	5,243	6,361
Without senior security or counter guaranty	57,450	70,057

Nonperforming

Without senior security or counter guaranty	9,749	5,695

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	676	—
Without senior security or counter guaranty	61,106	59,885

Uncollectible

Without senior security or counter guaranty	2,487	5,041

Total	7,371,921	7,664,563

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	03-31-06	12-31-05
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,650	7,995
Other collaterals and counter guaranty “B”	442,447	431,652
Without senior security or counter guaranty	1,104,913	1,021,207

Inadequate performance

Other collaterals and counter guaranty “B”	9,877	3,639
Without senior security or counter guaranty	13,536	5,079

Deficient performance

Other collaterals and counter guaranty “B”	1,052	1,023
Without senior security or counter guaranty	5,973	5,264

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,888	1,657
Without senior security or counter guaranty	6,620	6,668

Uncollectible

Other collaterals and counter guaranty “B”	4,107	4,315
Without senior security or counter guaranty	6,053	5,421

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	12	13
Without senior security or counter guaranty	87	108

Total	1,604,215	1,494,041

General Total (1)	8,976,136	9,158,604

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS’

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of March 31, 2006 and the related statements of income, changes in stockholders’ equity and cash flows for the three-month period then ended, with their notes 1 to 15 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements) as of March 31, 2006 and related consolidated statements of income and changes in cash flows for the three-month period then ended, with their notes 1 to 6 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to make a representation on such financial statements, based on our limited review performed in accordance with the scope described in caption 2.

2.	Scope of the review

We conducted our limited review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	The financial statements described in caption 1 have been prepared by the Bank in accordance with the standards established by the BCRA which differ from the professional accounting standards in force in Buenos Aires City in the aspects indicated in Note 3 to such financial statements. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2 to the consolidated financial statements.

b)	We have audited the Bank’s financial statements as of December 31, 2005 (opening balances), whose individual and consolidated balance sheet and their respective supplementary information have been presented comparatively and on which we issued our report dated February 10, 2006, to which we refer, including a favorable opinion with certain qualifications due to certain significant divergences from the accounting principles generally accepted in Buenos Aires City.

Additionally, we have reviewed the financial statements for the three month period ended March 31, 2005, whose statements of changes in stockholders’ equity and individual and consolidated statements of income and cash flows and their respective supplementary information have been presented comparatively and on which we issued our limited review report dated May 11, 2005, to which we refer, which included observations related to the significant effects on those financial statements of the uncertainties existing at that date: (i) the recoverable value of government securities and credit assistance granted to the government sector; and (ii) the asset recorded for the expected compensation for payments to depositors made under court orders. The uncertain mentioned in point (i) have been resolved at the date of issuance of this report and the resolution of the uncertainty indicated in point (i) above has been explained in note 3.II.c) to the financial statements.

In addition, such report disclosed the existence of certain divergences from the accounting principles generally accepted in Buenos Aires City.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, we are in a position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies as of March 31, 2006, give consideration to all the significant facts and circumstances of which we are aware; and

b)	we do not have any observations to mention on the referred financial statements other than those indicated under caption 3.

As described in note 16 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in caption 1 and of this independent auditors’ report has been made solely for the convenience of English-speaking readers.

Buenos Aires, May 9, 2006.

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 18, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer